Exhibit 99.26


     MM COMPANIES' 2 DIRECTORS NOMINEES OVERWHELMINGLY DEFEAT LIQUID AUDIO'S
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     NOMINEES IN PROXY CONTEST; LIQUID AUDIO SHAREHOLDERS ALSO VOICE STRONG
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                   OPPOSITION TO PROPOSED MERGER WITH ALLIANCE
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            NEW YORK, N.Y., / --Based on the preliminary results from the independent inspectors, The MM Companies group's two director nominees -- Seymour Holtzman and Jim Mitarotonda --received over 81% of the votes cast at Liquid Audio annual meeting held on September 26, 2002.

      Jim Mitarotonda, President of MM Companies, commented: "We are very pleased that Liquid Audio's shareholders have had the opportunity to voice their displeasure with the Board. According to our proxy solicitors, D.F. King & Co., the initial vote indicates that our two MM Companies group nominees received the support from fellow shareholders by over a 4 to 1 margin -- a sound and convincing victory by anyone's standards. We request Liquid Audio's board to stop the delaying tactics and certify the voting results. Significantly, Liquid Audio's board should look closely at the approximately 12,250,000 votes received on The MM Companies group proxy card -- more than a majority of the share outstanding -- opposing the merger with Alliance. It's time to listen to the shareholders."

      Seymour Holtzman, Chairman of MM Companies, stated: "We look forward to working with the current board to carry out our platform for a prompt distribution of $3.00 per share and stop the senseless cash burn by the company. The MM Companies group is gratified by the tremendous vote of confidence shown by shareholders and thanks them for their overwhelming support. We urge all shareholders to contact the Company and its continuing board members and urge them to implement The MM Companies group platform."